UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 21, 2017

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 20, 2017, regarding the change in organizational structure.

Istanbul, February 20, 2017

Announcement Regarding the Change in Organizational Structure

The titles of our Company’s Senior Vice Presidents have been changed to Executive Vice President, and their functional groups have been re-positioned so as to report directly to the CEO as of March 1, 2017, to ensure a lean and more efficient management structure. Meanwhile, Banu İşçi Sezen, Senior Vice President responsible for Turkcell Academy, will continue in her role as the General Manager of Turkcell Academy.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 21, 2017	By:	/s/ Zeynel Korhan Bilek
Name: Zeynel Korhan Bilek
Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 21, 2017	By:	/s/ Bulent Aksu
Name: Bulent Aksu
Title: Finance Executive Vice President